UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Johnson Outdoors, Inc.

(Name of Issuer)

Class A Common Stock, par value $.05 per share

(Title of Class of Securities)

479167 10 8

(CUSIP Number)

Linda L. Mallon
555 Main Street
Suite 500
Racine, Wisconsin  53403
(262) 260-4046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 479167 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Helen P. Johnson-Leipold S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,445,451 shares

	8.	Shared Voting Power 1,064,377 shares

	9.	Sole Dispositive Power 1,445,451 shares

	10.	Shared Dispositive Power 1,064,377 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,509,788 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.9%

14.	Type of Reporting Person (See Instructions) IN

THIS AMENDMENT NO. 11 TO SCHEDULE 13D is filed by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold") with respect to the class A common stock of Johnson Outdoors Inc.  This filing shall serve to amend and supplement the Amendment No. 10 to Schedule 13D filed jointly by Ms. Johnson-Leipold and others on September 6, 2005 ("Amendment No. 10").  Amendment No. 10 was made to terminate their joint reporting status; therefore, Ms. Johnson-Leipold is the only remaining reporting person under this Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration

On December 10, 2007, certain trusts for which Ms. Johnson-Leipold is a settlor with shared voting and dispositive power transferred 25,642 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. to the Amended and Restated Class B Common Stock Voting Trust Agreement (the "Voting Trust") of which Ms. Johnson-Leipold has sole voting and dispositive power.  No consideration was paid in connection with these transfers.

On December 10, 2007, an additional 105,394 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. were transferred to the Voting Trust by various entities and trusts.  As the sole trustee, Ms. Johnson-Leipold has sole voting and dispositive power over the shares held by the Voting Trust.  No consideration was paid in connection with these transfers.

Item 5.      Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

(a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person is set forth below:

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares
Ms. Johnson-Leipold	1,445,451 shares (1)(2)	1,064,377 shares (1)	2,509,788 shares (1)(2)	26.9% (1)(2)(3)

(1)  Includes shares of Class B Common Stock which are convertible on a one share-for-one share basis into shares of Class A Common Stock, after a period not less than 60 days.

(2)  Includes options and rights to acquire 175,000 shares of Class A Common Stock, which options and rights are exercisable within 60 days, and the 4,099 shares of Class A Common Stock held in the Reporting Person’s 401(k) plan as of October 31, 2007.

(3)  Based on 7,949,087 shares of Class A Common Stock and 1,217,939 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of June 29, 2007, as reported on the Johnson Outdoors Inc. Form 10-Q, filed with the Securities and Exchange Commission on August 1, 2007.

This beneficial ownership reflects shares she owns personally as well as in her capacity as trustee of various trusts including the Voting Trust.

Ms. Johnson-Leipold reports shared voting and investment power with respect to all of the Class A Shares reported by her (other than with respect to 277,065 Class A Shares).  Ms. Johnson-Leipold beneficially owns such Class A Shares indirectly as the settlor and beneficiary of a trust and through such trust as a general partner of certain limited partnerships controlled by certain members of Samuel C. Johnson’s family or related entities (the "Johnson Family") and as a controlling shareholder, with trusts for the benefit of the Johnson Family, of certain corporations.  Of the 1,064,377 Class A shares for which Ms. Johnson-Leipold reports shared voting and investment power, Johnson Bank also reports beneficial ownership of 949,873 of these shares and H. Fisk Johnson also reports beneficial ownership of 29,308 of these shares.  Ms. Johnson-Leipold reports sole voting and investment power with respect to 1,168,366 Class B Shares directly held by the Johnson Outdoors Inc. Class B Common Stock Voting Trust, of which she is the controlling shareholder.  The 1,445,451 Class A Shares for which Ms. Johnson-Leipold reports sole voting and investment power include options to acquire 175,000 Class A Shares, and 4,099 Class A Shares held by the Johnson Outdoors 401(k) Retirement and Savings Plan, over which Ms. Johnson-Leipold has sole voting power.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(c)   On December 10, 2007, certain trusts for which Ms. Johnson-Leipold is a settlor with shared voting and dispositive power transferred 25,642 shares of Class B Common Stock of Johnson Outdoors Inc. to the Voting Trust, of which Ms. Johnson-Leipold has sole voting and dispositive power.  No consideration was paid in connection with these transfers.

On December 10, 2007, an additional 105,394 shares of Class B Common Stock of Johnson Outdoors Inc. were transferred to the Voting Trust by various entities and trusts.  As the sole trustee, Ms. Johnson-Leipold has sole voting and dispositive power over the shares held by the Voting Trust.  No consideration was paid in connection with these transfers.

(d)-(e).  Not Applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D, as Amended by this Amendment No. 11, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 10, 2007	/s/ Helen P. Johnson-Leipold
Name: Helen P. Johnson-Leipold